UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41243

KEYARCH ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

275 Madison Avenue, 39th Floor

New York, NY 10016

914-434-2030

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share, one-half of one Redeemable Warrant and one Right

 Class A Ordinary Shares, par value $0.0001 per share

Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share

Rights, each to receive one-tenth of one Class A Ordinary Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share, one-half of one Redeemable Warrant and one Right: 0

Class A Ordinary Shares, par value $0.0001 per share: 1

Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share: 0

Rights, each to receive one-tenth of one Class A Ordinary Share: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Keyarch Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 15, 2024	KEYARCH ACQUISITION CORPORATION

	By:	/s/ Fang Zheng
	Name:	Fang Zheng
	Title:	Director